NEWS RELEASE

Birch Mountain Receives RFI for Quicklime & Advances Limestone Quarry

CALGARY, July 29, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") has received a formal Request For Information ("RFI") from a major oil sands mining company regarding a long-term supply of quicklime for its recently announced emission reduction program. The technology adopted uses high quality quicklime to remove sulphur dioxide and other contaminants from atmospheric emissions. The RFI includes a comprehensive set of proposed terms and conditions for a long-term quicklime supply contract.

The RFI was received following a presentation by Birch Mountain on the results of the past winter's limestone evaluation program. Because the primary application of quicklime in the oil sands industry is for improved environmental performance in water and air treatment, a local supply of quicklime will contribute to the sustainable growth of the oil sands industry and expand the economic opportunities for local and aboriginal businesses in the region.

Birch Mountain will respond quickly to the RFI and pursue negotiations to secure a contract. The Corporation will accelerate its efforts to evaluate the regional market for quicklime and to secure additional contracts. As the oil sands industry continues to expand in the Cold Lake to Fort McMurray region, the Corporation anticipates parallel growth in the northern Alberta quicklime market.

A recently issued survey conducted by the Athabasca Regional Issues Working Group, which involves both industry and government representatives, indicates that aggregate from conventional sources in the region is in short supply. Data contained in the report shows that there is less than five years supply of road quality aggregate in the Fort McMurray region at the current demand level of 6.8 million cubic metres per year (10.9 million tonnes/year). Birch Mountain is on track to file an application and an environmental impact assessment later this year for approval to open the previously announced limestone quarry for aggregate production in 2004.

Birch Mountain is in the process of evaluating financing options for the quicklime and aggregate projects including discussions with potential partners. The

Corporation plans to retain an investment advisor to assist with the evaluation of offers and to develop and implement financing options to maximize shareholder value.

The Corporation intends to extend the expiry date of the following warrants: 881,652 warrants which were to have expired on August 6, 2003 will now expire on November 6, 2003, and 285,715 warrants which were to have expired on September 19, 2003, will now expire on December 19, 2003, subject to regulatory approval. The exercise price of all warrants will remain $0.50 per share.

FOR FURTHER INFORMATION, PLEASE CONTACT: Douglas Rowe, President & CEO or Don Dabbs, Vice President & CFO

Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.